[EA Letterhead]

October 17, 2006

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549, Mailstop 4561

Re:	Electronic Arts Inc.

Form 10-K for the Fiscal Year Ended March 31, 2006

Forms 8-K filed May 3, 2006 and August 2, 2006

File No. 000-17948

Dear Mr. Krikorian:

We are submitting this letter in response to the Staff’s comment letter dated October 2, 2006 concerning the filings listed above. The numbering of the paragraphs below corresponds to the numbering of the Staff’s October 2, 2006 comment letter, which, for your convenience, we have incorporated into this response in italics.

Form 10-K for the Fiscal Year Ended March 31, 2006

Notes to Consolidated Financial Statements

Note (9) Commitments and Contingencies

Lease Commitments and Residual Value Guarantees, page 89

1.	We note your response to prior comment number 2 from our letter dated July 11, 2006. You indicate that the residual value guarantees in each lease have not been modified since the original lease agreements were executed. However, we note your disclosures on page 81 in the Form 10-K for the fiscal year ended March 31, 2005 indicating that you have guaranteed residual values of up to $129 million and $119 million for the Phase One Lease and Phase Two Lease, respectively. We further note from your disclosures in your periodic reports beginning with your Form 10-K for the fiscal year ended March 31, 2006 that the amount of the residual value guarantees are $117 million and $105 million, respectively. Explain why the amount of the residual value guarantee has changed and why these do not represent modifications of the guarantees requiring the application of the recognition and measurement guidance of FIN 45.

EA’s Response

We advise the Staff that the formulas used to determine the guaranteed residual values have not been modified since the original leases were entered into in 1995 (Phase One Lease) and 2000 (Phase Two Lease), respectively. The guaranteed residual value formulas are based on a percentage of the funding used to finance the Phase One and Phase Two Facilities. As of March 31, 2005, up to a maximum of $145 million and $130 million in funding was available to be used towards the construction and future leasehold improvements of the Phase One and Phase Two Facilities, respectively. Accordingly, the pre-determined formulas resulted in guaranteed residual values of up to a maximum of $129 million and $119 million for the Phase One and Phase Two Facilities, respectively. During our fiscal year ended March 31, 2006, the parties agreed that no additional funding would be required for construction and future leasehold improvements of the Phase One and Phase Two Facilities; at that time, $132 million and $115 million in funding had been used under the Phase One and Phase Two Leases, respectively. As a result, the actual amount of funding used to finance the Phase One and Phase Two Leases became certain and quantifiable (i.e., $132 million and $115 million as compared to a maximum of $145 million and $130 million). We were then able to apply the same pre-determined formulas to the final amounts of funding (rather than theoretical maximum amounts) to determine the final guaranteed residual values of $117 million and $105 million, respectively, which we reported in our Form 10-K for the fiscal year ended March 31, 2006.

Form 8-K filed August 2, 2006

2.	We note your response to prior comment number 5 from our letter dated July 11, 2006. Your response provides justification for excluding certain financial measures since it is useful information to investors regarding the Company’s financial condition and results of operations. Tell us what consideration you gave to expanding your discussion of the usefulness of non-GAAP financial measures on pages 2 and 3 of your press release to include the information supplementally provided and to address the additional disclosure guidance of Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Also confirm that you will include enhanced disclosure in future press releases where justification for the use of non-GAAP financial measures is required.

EA’s Response

We note the Staff’s comment and advise that, in connection with future earnings releases, we will expand our discussion of the usefulness of non-GAAP financial measures. For example, in connection with our earnings release for the quarter ended September 30, 2006, we anticipate providing enhanced disclosure regarding our use of non-GAAP measures in substantially the following form:

“Non-GAAP Financial Measures

To supplement the Company’s unaudited condensed consolidated financial statements presented in accordance with GAAP, Electronic Arts uses certain non-GAAP measures of financial performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP, and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. The non-GAAP financial measures used by Electronic Arts include non-GAAP operating income (loss), non-GAAP net income (loss) and historical and estimated non-GAAP diluted earnings (loss) per share. These non-GAAP financial measures exclude the following items from the Company’s statement of operations:

•	Acquired in-process technology

•	Amortization of intangibles

•	Employee stock-based compensation

•	Restructuring charges

•	Certain litigation expense

•	Income tax adjustments (consisting of the income tax effect of the items listed above and one-time income tax adjustments)

In addition, Electronic Arts may consider whether other significant non-recurring items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses.

Electronic Arts believes that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding the Company’s performance by excluding certain items that may not be indicative of the Company’s core business, operating results or future outlook. Electronic Arts’ management uses, and believes that investors benefit from referring to, these non-GAAP financial measures in assessing the Company’s operating results both as a consolidated entity and at the business unit level, as well as when planning, forecasting and analyzing future periods. These non-GAAP financial measures also facilitate comparisons of the Company’s performance to prior periods.

In addition to the reasons stated above, which are generally applicable to each of the items Electronic Arts excludes from its non-GAAP financial measures, the Company believes it is appropriate to exclude certain items for the following reasons:

Amortization of intangibles. When analyzing the operating performance of an acquired entity, Electronic Arts’ management focuses on the total return provided by the investment (i.e., operating profit generated from the acquired entity as compared to the purchase price paid) without taking into consideration any allocations made for accounting purposes. Because the purchase price for an acquisition necessarily reflects the accounting value assigned to intangible assets (including acquired in-process technology and goodwill), when analyzing the operating performance of an acquisition in subsequent periods, the Company’s management excludes the GAAP impact of acquired intangible assets to its financial results. Electronic Arts believes that such an approach is useful in understanding the long-term return provided by an acquisition and that investors benefit from a supplemental non-GAAP financial measure that excludes the accounting expense associated with acquired intangible assets.

In addition, in accordance with GAAP, Electronic Arts generally recognizes expenses for internally-developed intangible assets as they are incurred, notwithstanding the potential future benefit such assets may provide. Unlike internally-developed intangible assets, however, and also in accordance with GAAP, the Company generally capitalizes the cost of acquired intangible assets and recognizes that cost as an expense over the useful lives of the assets acquired (other than goodwill and acquired in-process technology, which Electronic Arts recognizes as required). As a result of their GAAP treatment, there is an inherent lack of comparability between the financial performance of internally-developed intangible assets and acquired intangible assets. Accordingly, Electronic Arts believes it is useful to provide, as a supplement to its GAAP operating results, a non-GAAP financial measure that excludes the amortization of acquired intangibles.

Employee stock-based compensation. Electronic Arts adopted SFAS 123R, “Share-Based Payments” beginning in its fiscal year 2007. When evaluating the performance of its individual business units, the Company does not consider stock-based compensation charges. Likewise, the Company’s management teams exclude stock-based compensation expense from their short and long-term operating plans. In contrast, the Company’s management teams are held accountable for cash-based compensation and such amounts are included in their operating plans. Further, when considering the impact of equity award grants, Electronic Arts places a greater emphasis on overall shareholder dilution rather than the accounting charges associated with such grants.

Video game platforms have historically had a life cycle of four to six years, which causes the video game software market to be cyclical. The Company’s management analyzes its business and operating performance in the context of these business cycles, comparing Electronic Arts’ performance at similar stages of different cycles. For comparability purposes, Electronic Arts believes it is useful to provide a non-GAAP financial measure that excludes stock-based compensation in order to better understand the long-term performance of its core business. In addition, given the Company’s adoption of SFAS 123R, “Share-Based Payments” beginning with its fiscal year ending March 31, 2007, Electronic Arts believes that a non-GAAP financial measure that excludes stock-based compensation will facilitate the comparison of its year-over-year results.

Restructuring Activities. Although Electronic Arts has engaged in various restructuring activities over the past several years, each has been a discrete, extraordinary event based on a unique set of business objectives. Each of these restructurings has been unlike its predecessors in terms of its operational implementation, business impact and scope. The Company does not engage in restructuring activities on a regular basis or in the ordinary course of business. As such, the Company believes it is appropriate to exclude restructuring charges from its non-GAAP financial measures.

In the financial tables below, Electronic Arts has provided a reconciliation of the most comparable GAAP financial measure to each of the historical non-GAAP financial measures used in this press release.”

*     *     *

We trust this response addresses the Staff’s concerns raised in its October 2, 2006 comment letter. We look forward to discussing any remaining items of concern with the Staff as soon as possible. If you have any questions, please do not hesitate to contact me at (650) 628-7768.

Sincerely,

/s/ Kenneth A. Barker
Kenneth A. Barker
Chief Accounting Officer

cc:	Melissa Walsh

Jason Niethamer

Securities and Exchange Commission

Warren C. Jenson

Stephen G. Bené, Esq.

Electronic Arts Inc.

Laurie Mullen

KPMG LLP